Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, December 19, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 12 to December 16, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/12/2022	540,421	56.217294	30,381,006.24	XPAR
12/12/2022	190,000	56.231635	10,684,010.65	CEUX
12/12/2022	40,000	56.219563	2,248,782.52	TQEX
12/12/2022	30,000	56.205992	1,686,179.76	AQEU
13/12/2022	591,160	57.855918	34,202,104.48	XPAR
13/12/2022	195,000	57.871778	11,284,996.71	CEUX
13/12/2022	39,000	57.854893	2,256,340.83	TQEX
13/12/2022	39,000	57.859040	2,256,502.56	AQEU
14/12/2022	508,480	58.109673	29,547,606.53	XPAR
14/12/2022	330,000	58.007729	19,142,550.57	CEUX
14/12/2022	125,000	58.009664	7,251,208.00	TQEX
14/12/2022	70,000	57.980007	4,058,600.49	AQEU
15/12/2022	675,786	57.085672	38,577,697.94	XPAR
15/12/2022	250,000	57.124309	14,281,077.25	CEUX
15/12/2022	75,000	57.136931	4,285,269.83	TQEX
15/12/2022	50,000	57.118221	2,855,911.05	AQEU
16/12/2022	624,766	56.137075	35,072,535.80	XPAR
16/12/2022	370,000	55.906267	20,685,318.79	CEUX
16/12/2022	115,000	56.002172	6,440,249.78	TQEX
16/12/2022	50,000	56.037079	2,801,853.95	AQEU
Total	4,908,613	57.042550	279,999,803.72

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com